UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9/A

Solicitation/Recommendation Statement under Section 14(d)(4) of the
Securities Exchange Act of 1934

(Amendment No. 1)

SCHERING AKTIENGESELLSCHAFT
(Name of Subject Company)

SCHERING AKTIENGESELLSCHAFT
(Name of Person Filing Statement)

Ordinary Shares, no par value
(Title of Class of Securities)

DE 0007172009
(ISIN Number of Class of Securities)

American Depositary Shares, evidenced by American Depositary Receipts, each representing one Ordinary Share
(Title of Class of Securities)

806585204
(CUSIP Number of Class of Securities)

Ulrich Grohé, Esq.
Müllerstrasse 178
13353 Berlin
Federal Republic of Germany
Telephone: (011-49−30) 468−1111

(Name, address, and telephone number of person authorized
to receive notices and communications on behalf of the person filing statement)

Copy to:
Peter S. Wilson, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019-7475
Telephone: (212) 474-1000

[  ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The purpose of this Amendment No. 1 is to amend and supplement the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Schering AG on November 30, 2006 (the “Schedule 14D-9”). Capitalized terms defined in the Schedule 14D-9 and used herein without definition shall have the meanings specified in the Schedule 14D-9.

ITEM 8. ADDITIONAL INFORMATION.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by the following information:

On December 5, 2006, the Bidder informed the Executive Board that the amount of the cash compensation to be paid under the squeeze-out (the “Squeeze-out Compensation”) had been determined to be EUR 98.98 per Schering Security.

The Squeeze-out Compensation is higher than the Offer Price. According to the Bidder, the amount of the Squeeze-out Compensation is equivalent to the present value of the net Guaranteed Annual Fixed Dividend payments as at January 17, 2007, to which the Unaffiliated Schering Securityholders who do not tender their Schering Securities in the Mandatory Offer are entitled in the future under the Domination Agreement. According to the Bidder, the difference between the Squeeze-out Compensation and the Offer Price is mainly due to a decline in capital market returns that has occurred since September 13, 2006, the reference date for the valuation underlying the Mandatory Offer.

An extraordinary general shareholders’ meeting of Schering AG, called for the purpose of voting on a  resolution to complete the squeeze-out, will be held on January 17, 2007.

ITEM 9. EXHIBITS.

Item 9 is amended and supplemented by adding thereto:

Exhibit Number	Description
(a)(5)	Ad hoc Release of Schering AG, dated December 5, 2006
(a)(6)	Press Release of Schering AG, dated December 5, 2006

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Schering Aktiengesellschaft

By:	/s/ Arthur J. Higgins
Name: Arthur J. Higgins
Title: Chairman of the Executive Board

By:	/s/ Gunnar Riemann
Name: Gunnar Riemann
Title: Member of the Executive Board

Dated: December 5, 2006

EXHIBIT INDEX

Exhibit Number	Description
(a)(5)	Ad hoc Release of Schering AG, dated December 5, 2006
(a)(6)	Press Release of Schering AG, dated December 5, 2006